UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) No. 02.429.144/0001 -93 –
Corporate Registry ID (NIRE) 353.001.861 -33

EXTRACT OF THE 89TH BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 20, 2006

1. DATE, TIME AND PLACE: On December 20, 2006, at 9h30 a.m., at the headquarters of COMPANHIA PAULISTA DE FORÇA LUZ, located at Rod. Campinas Mogi Mirim, Km 2,5, Campinas, in the state of São Paulo.

2. CALL: The meeting was announced under the terms of Paragraph 2 of Article 18 of the CPFL Energia S.A. (“CPFL Energia” or “Company”) Bylaws.

3. ATTENDANCE: The majority of the members of the Board of Directors. JUSTIFIED ABSENCE: Mr. Carlos Ermírio de Moraes, represented by his alternate member, Mr. Otávio Carneiro de Rezende.

4. PRESIDING BOARD: Chairwoman - Ms. Cecília Mendes Garcez Siqueira, and Secretary - Ms. Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

(i)	Cognizance of the Advisory Committee to the Board of Directors’ Work Plan and of the Budget Commission’s recommendation;

(ii)	Approval of the Minutes of the 88th Board of Directors’ meeting.

(iii)	Approval of the 2007 Corporate Events Calendar;

(iv)	Approval of the 2007 Audit Plan and of the Internal Audit Budget for the year of 2007;

(v)
Approval of the Company’s Annual and Consolidated Budget for the year of 2007, with the reservation that the manageable items for the year shall be revisited when the ongoing process of revaluating the Company’s Strategic Plan is concluded, and recommendation to the Board Members of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE, CPFL Brasil and Santa Cruz, considering that the review of CPFL Energia’s Annual Budget shall result in the review of the Budgets of the said subsidiaries;

(vi)	Approval, as provided for by Resolution no. 2006056, of the sale of 84,610 common shares issued by Energias do Brasil S.A., held by the Company, for the estimated amount of R$2,400,000.00;

(vii)	The following resolutions, as majority shareholder of CPFL Serra Ltda. (“CPFL Serra”) and CPFL Missões Ltda. (“CPFL Missões”) and as provided for by Resolution no. 2006062:

(vii.i) approval of the reduction of CPFL Serra’s capital stock, considered to be excessive, by the amount of R$20,628,972.00, with full repayment of this amount to the Company, and the subsequent amendment of Clause 5 of its Articles of Incorporation;

(vii.ii) approval of the increase of CPFL Missões’ capital, to be fully subscribed and paid up by the Company, upon examination of the assets representing the quotas the Company holds in CPFL Serra, estimated at R$410,126,631.00, and subsequent amendment of Clause 5 of its Articles of Incorporation; and

(vii.iii) approval of (a) the dissolution of CPFL Missões by its merger into CPFL Serra (b) the “Protocol and Justification for the Merger of CPFL Missões into CPFL Serra” and (c) the relative Accounting Evaluation Reports;

(viii)
Approval, as provided for by Resolution no. 2006063, of the endorsement granted by the Company, as guarantee of payment, by CPFL Geração, by means of the external loan set forth in BACEN Resolution no. 2770, from Banco do Brasil, in the amount of R$83,000,000.00;

(ix)
Recommendation of the vote for the approval of the following subjects by the members of the Board of Directors of the subsidiaries: CPFL PIRATININGA – Fund raising through BACEN Resolution no. 2770; CPFL GERAÇÃO – Fund raising through BACEN Resolution no. 2770; CLION – Energy Acquisition from Tractebel Energia S.A. for 2007/2014; and RGE – Reduction of the Energy Contracted from CPFL Brasil;

(x)
Cognizance of the resignation of Mr. Luiz Maurício Leuzinger and Mr. Luiz Carlos de Freitas from their posts as sitting and alternate member, respectively, of the Company’s Board of Directors, for which they were elected at the Annual and Extraordinary General Meetings held on 04.28.06. The resignation of the said members from the Company’s Board of Directors was announced through correspondence dated 12.18.06. The election of new members to the Board of Directors, in replacement of the members now resigning, shall be conducted at a Shareholders’ General Meeting to be called as provided for by Law, in compliance with the provisions of the Shareholders’ Agreement filed at the Company’s headquarters;

(xi)
Resolution on the submission of Resolutions no. 2006156 of CPFL Paulista and no. 2006099 of CPFL Piratininga for analysis by the Related Parties Committee prior to their resolution by the Board of Directors.

6. CLOSURE: Nothing more to be dealt with, the meeting was adjourned, and these minutes were drawn up which, having been read and approved, were signed by the attendant Board Members and Secretary. JUCESP (Trade Board of the State of São Paulo) – I certified the record under the number 44.411/07 -8, on 02.06.07. Cristiane da Silva F. Corrêa – General Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.